PHL Variable Insurance Company Phoenix Life Insurance Company Phoenix Life and Annuity Company Customer Care Center P.O. Box 22012 Albany, NY 12201 www.phoenixwm.com* 1-800-541-0171

August 2016

Re: Your variable annuity contract or variable universal life insurance policy issued by PHL Variable Insurance Company, Phoenix Life Insurance Company or Phoenix Life and Annuity Company

Dear Valued Customer:

General Information

Nassau Reinsurance Group Holdings, L.P. (“Nassau Re”) and The Phoenix Companies, Inc. (“Phoenix” or the “company”) announced June 20, 2016 the successful completion of Nassau Re’s previously announced acquisition of Phoenix after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the New York State Department of Financial Services.

Phoenix, the parent company of PHL Variable Insurance Company (“PHL Variable”), Phoenix Life Insurance Company (“Phoenix Life”) and Phoenix Life and Annuity Insurance Company (the “insurers”), and 1851 Securities, Inc., the principal underwriter of the insurers’ variable contracts, is now a privately held, wholly owned subsidiary of Nassau Re. As part of the transaction, Nassau Re contributed $100 million of new equity capital into Phoenix at closing. Additionally, Nassau Re funded $80 million of new equity capital to Nassau Re’s reinsurance affiliate related to a reinsurance agreement between this affiliate and PHL Variable Insurance Company. Both actions will immediately improve Phoenix’s capital adequacy and overall financial strength.

As a result of the change from public to private ownership, neither Phoenix nor the insurers will be required to prepare financial statements in accordance with generally accepted accounting principles (“GAAP”) for the public. However, the insurers will prepare financial statements in accordance with Statements of Statutory Accounting Principles (“STAT”) and the audited STAT financial statements will be available to you each year. The insurers will also continue to prepare and to annually provide you with copies of the audited GAAP financial statements for the separate account funding your contract.

The acquisition of Phoenix does not change your contract’s terms or conditions.

Investment Options Updates

Sentinel Variable Products Mid Cap Fund – Reorganization into the Sentinel Variable Products Small Company Fund (not available with Phoenix Portfolio Advisor® variable annuity)

As previously described in a Sentinel Variable Products Trust prospectus supplement dated March 3, 2015, a Sentinel Variable Products Trust Prospectus dated April 30, 2016, a Sentinel Variable Products Mid Cap Fund (the “Mid Cap Fund”) proxy statement and a Sentinel Variable Products Small Company Fund (the “Small Company Fund”) prospectus dated May 12, 2016, the Mid Cap Fund was reorganized into the Small Company Fund on June 17, 2016 (“transaction date”). Unless you provided other instructions, any account value invested in the Mid Cap Fund through your variable annuity contract or life insurance policy on the transaction date was automatically transferred to the Small Company Fund investment option and the Mid Cap Fund was terminated as a series of the Trust. In addition, any future allocation (including rebalancing and dollar cost averaging) directed to

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the Mid Cap Fund investment option were automatically changed to the Small Company Fund investment option unless you instructed us otherwise prior to the Transaction Date. For questions regarding account value transfers or future premium allocations, please contact our Operations Division at 1-800-541-0171.

Federated Government Money Fund II (not available with Phoenix Portfolio Advisor® variable annuity)

As previously described in supplements dated August 17, 2015 and November 20, 2015 to the Federated Prime Money Fund II prospectus dated April 30, 2015 and contract owner letters dated March 1, 2016, April 1, 2016 and June 1, 2016, the Federated Prime Money Fund II transitioned to operate as a government money market fund, the Federated Government Money Fund II (the “Fund”). The transition was fully implemented by April 30, 2016. The investment objective and principal investment strategies of the Federated Government Money Fund II is to seek to maintain a stable net asset value (NAV) of $1.00 per share and to normally invest at least 99.5% of its total assets in cash, government securities and/or repurchase agreements that are collateralized by cash or government securities. You should refer to the Federated Prime Money Fund II prospectus for additional information. You may obtain a copy of the prospectus, as well as any prospectus for the other underlying investment options in your variable contract, by visiting www.phoenixwm.com* or by calling 1-800-541-0171. You should carefully read the prospectus and consider the investment objectives, risks, charges, and expenses associated with any underlying investment option before investing.

Legal Proceedings and Regulatory Matters Updates

Litigation and arbitration

The Company and the insurers are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves our activities as an insurer, employer, investor, investment advisor or taxpayer. The following supplements the disclosure of relevant matters in the insurers’ audited STAT financial statements for the year ended December 31, 2015.

SEC Cease-and-Desist Order

Phoenix and PHL Variable are subject to an SEC Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order, which was approved by the SEC in March 2014 (the “March 2014 Order”) and was subsequently amended by an amended SEC administrative order approved by the SEC in August 2014 (the March 2014 Order, as amended, the “Amended Order”). The Amended Order and the March 2014 Order (collectively, the “Orders”), directed Phoenix and PHL Variable to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. Phoenix and PHL Variable remain subject to these obligations. Pursuant to the Orders, Phoenix and PHL Variable were required to file certain periodic SEC reports in accordance with the timetables set forth in the Orders. All of such filings have been made. Phoenix and PHL Variable paid civil monetary penalties to the SEC in the aggregate amount of $1.1 million pursuant to the terms of the Orders in 2014.

Phoenix is subject to an additional SEC Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order and Penalties, which was approved by the SEC in July 2016 (the “July 2016 Order”). The July 2016 Order directed Phoenix to cease and desist from committing or causing any violations and any future violations of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act, and Rules 13a-1 and 13a-13 thereunder. Phoenix remains subject to these obligations. Pursuant to the terms of the July 2016 Order, Phoenix paid a civil monetary penalty to the SEC in the amount of $600,000.

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Regulatory matters

United States Department of Labor Fiduciary Rule

On April 6, 2016, the U.S. Department of Labor (“DOL”) released its final rule that modifies what is considered to be fiduciary investment advice under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code. The rules impose fiduciary duties on anyone getting paid for advice related to a retirement investment decision, which would include insurance agents selling Individual Retirement Accounts (“IRA”). The full regulation is effective January 1, 2018, with significant compliance aspects being required by April 2017. On June 1, 2016, a group of nine plaintiffs, including the U.S. Chamber of Commerce and the Securities Industry and Financial Markets Association (“SIFMA”), filed a lawsuit against the DOL challenging the fiduciary rule. In addition, other industry groups and insurers have filed separate lawsuits against DOL, several of which have been consolidated with the June 1, 2016 litigation. The lawsuits allege the unconstitutionality of the fiduciary rule and that DOL exceeded its rulemaking authority. The likelihood of success or the outcome of these lawsuits cannot be predicted.

We are currently analyzing the effect of the regulation on our businesses. A significant portion of our fixed indexed annuities are sold to IRAs by independent insurance agents. The regulation applies new oversight, compliance, and disclosure requirements to sales of fixed indexed annuities to IRAs. These new requirements may affect sales through independent insurance agents more than sales through other distribution groups and could have an adverse effect on our sales of fixed indexed annuity products to IRAs. The DOL Rule may affect certain aspects of servicing our existing insurance policies in IRAs.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

BPD39472

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